Exhibit 3.1

AMENDMENT NO. 1

to the

AMENDED AND RESTATED BYLAWS

of

A. H. BELO CORPORATION

The first two sentences of the second paragraph of Article III, Section 3 of the Amended and Restated Bylaws of A. H. Belo Corporation (the “Company”) are hereby amended to read in their entirety as follows:

“Notwithstanding the foregoing, no person shall be eligible to stand for election as a director if he or she has attained the age of 70 years. Furthermore, the term of each director shall terminate at the first annual meeting of shareholders following the date on which such director attains the age of 70 years.”